Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275129

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 9, 2024)

GREENFIRE RESOURCES LTD.

45,611,549 COMMON SHARES

5,625,456 WARRANTS

5,625,456 COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS

This prospectus supplement updates, amends and supplements the prospectus contained the Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-275129) of Greenfire Resources Ltd. (the “Company”).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the Company’s Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2024 (the “Financial Statements”) and the Company’s Management’s Discussion and Analysis for the period ended June 30, 2024 (the “MD&A”), which were contained in the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2024. Accordingly, we have attached the Financial Statements and MD&A to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common shares are traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “GFR”. The last reported sales prices of our common shares on the NYSE and TSX on August 14, 2024 was $6.61 and CAD$8.90, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

None of the SEC, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of these securities, or determined if the Prospectus or this prospectus supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2024.

Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2024

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and six month periods ended June 30, 2024

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at		June 30	December 31
($CAD thousands)	note	2024	2023
Assets
Current assets
Cash and cash equivalents		$159,977	$109,525
Accounts receivable	4	28,216	34,680
Inventories		13,520	13,863
Prepaid expenses and deposits		3,072	5,746
		204,785	163,814
Non-current assets
Property, plant and equipment	6	974,026	941,374
Deferred income tax asset		68,295	68,295
		1,042,321	1,009,669
		1,247,106	1,173,483
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	82,775	59,850
Current portion of long-term debt	9	121,132	44,321
Warrant liability	12	25,692	18,630
Taxes payable		1,063	1,063
Current portion of lease liabilities		7,388	6,002
Risk management contracts	8	26,315	417
		264,365	130,283
Non-current liabilities
Long-term debt	9	275,452	332,029
Lease liabilities		4,039	7,722
Decommissioning liabilities	7	22,132	8,449
		301,623	348,200
		565,988	478,483
Shareholders’ equity
Share capital	10, 11	161,101	158,515
Contributed surplus	10, 11	9,387	9,788
Retained earnings		510,630	526,697
		681,118	695,000
		$1,247,106	$1,173,483

Subsequent event (note 8 & 9)

Related party transactions (note 11)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 2

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD thousands, except per share amounts)	note	2024	2023	2024	2023
Revenues
Oil sales	5	$219,444	$173,605	$420,434	$353,273
Royalties		(9,919)	(5,793)	(16,234)	(10,295)
Oil sales, net of royalties		209,525	167,812	404,200	342,978
Realized loss on risk management contracts	8	(13,798)	(6,777)	(22,595)	(6,957)
Unrealized gain (loss) on risk management contracts	8	12,839	11,134	(25,898)	16,157
		208,566	172,169	355,707	352,178
Expenses
Diluent expense		84,545	74,027	176,227	175,883
Transportation and marketing		13,313	13,586	26,512	29,600
Operating expenses		34,997	35,675	71,345	75,439
General and administrative		3,869	2,332	8,618	4,833
Stock-based compensation	11	2,568	325	3,420	650
Financing and interest		17,759	5,398	33,215	20,714
Depletion and depreciation	6	17,153	17,120	35,156	38,035
Exploration expenses		580	1,026	1,134	2,819
Other income		(1,261)	(458)	(2,702)	(666)
Transaction costs	3	-	1,914	-	4,241
Loss on revaluation of warrants	12	683	-	7,062	-
Foreign exchange loss (gain)		3,512	(6,226)	11,787	(6,529)
Total expenses		177,718	144,719	371,774	345,019
Net income (loss) before taxes		$30,848	$27,450	$(16,067)	$7,159
Income tax (expense) recovery		-	(3,095)	-	518
Net income (loss) and comprehensive income (loss)		$30,848	$24,355	$(16,067)	$7,677
Net income (loss) per share
Basic[1]	10	$0.45	$0.50	$(0.23)	$0.16
Diluted[1]	10	$0.43	$0.35	$(0.23)	$0.11

(1)	For the periods ended June 30, 2023, the Company’s basic and diluted earnings per share is the net income (loss) per common share of Greenfire Resources Inc (see Note 1) and the weighted average common shares outstanding has been recast by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 3.)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 3

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Six months ended June 30
($CAD Thousands)	note	2024	2023
Share capital
Balance, beginning of period		$158,515	$15
Issuance of share on exercise of share units	10, 11	2,586	-
Balance, end of period		161,101	15
Contributed surplus
Balance, beginning of period		9,788	44,674
Stock-based compensation	11	3,420	650
Issuance of shares on exercise of share units	10, 11	(3,821)	-
Balance, end of period		9,387	45,324
Retained earnings
Balance, beginning of period		526,697	793,082
Net income (loss) and comprehensive income (loss)		(16,067)	7,677
Balance, end of period		510,630	800,759
Total shareholders’ equity		$681,118	$846,098

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 4

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD Thousands)	note	2024	2023	2024	2023
Operating activities
Net income (loss)		$30,848	$24,355	$(16,067)	$7,677
Items not affecting cash:
Income tax expense (recovery)		-	3,095	-	(518)
Unrealized loss (gain) on risk management contracts	8	(12,839)	(11,134)	25,898	(16,157)
Depletion and depreciation	6	17,287	17,255	35,086	37,658
Stock-based compensation	11	2,568	325	3,420	650
Accretion	7	624	223	1,173	440
Other non-cash expenses		16	17	33	33
Foreign exchange loss (gain)		3,512	(6,228)	11,787	(6,532)
Amortization of debt issuance costs	9	4,508	(6,363)	6,404	(977)
Loss on revaluation of warrants	12	683	-	7,062	-
Change in non-cash working capital	13	37,956	2,095	27,431	(3,130)
Cash provided by operating activities		85,163	23,640	102,227	19,144
Financing activities
Payment of lease liabilities		(49)	(6)	(100)	(12)
Cash used in financing activities		(49)	(6)	(100)	(12)
Investing activities
Property, plant and equipment expenditures	6	(21,824)	(1,911)	(53,744)	(4,428)
Acquisitions	6	(1,185)	-	(3,714)	-
Contributions to restricted cash		-	(8,000)	-	(12,050)
Change in non-cash working capital (accrued additions to PPE)	13	7,117	845	3,885	(1,108)
Cash used in investing activities		(15,892)	(9,066)	(53,573)	(17,586)
Exchange rate impact on cash and cash equivalents held in foreign currency		521	(89)	1,898	(27)
Change in cash and cash equivalents		69,743	14,479	50,452	1,519
Cash and cash equivalents, beginning of period		90,234	22,403	109,525	35,363
Cash and cash equivalents, end of period		$159,977	$36,882	$159,977	$36,882

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 5

Notes to the Condensed Interim Consolidated Financial Statements

As at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023

(Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 3 De-Spac Transaction for additional information. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”). These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned direct subsidiaries. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization. MBSC was dissolved as of April 4, 2024.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2023 (the “Annual Financial Statements”). The interim consolidated financial statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

In these interim consolidated financial statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in Canada, and all of its revenue is earned there.

These interim consolidated financial statements were approved by Greenfire’s Board of Directors on August 14, 2024.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 6

3.	De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense.

For the three and six months ended June 30, 2024, the Company expensed $nil (2023 – $1.9 million) and $nil (2023 – $4.2 million) in transaction costs related to the De-Spac Transaction, respectively.

4.	FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All financial risk management contracts are classified at fair value through profit and loss. Financial risk management contracts are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive income (loss) in the period in which they arise.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 7

The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model (level 2).

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Commodity price risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and certain operating expenses due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the financial liabilities as at June 30, 2024:

	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	$82,775	$-	$-	$82,775
Lease liabilities[1]	7,388	4,365	1,396	13,149
Risk management contract	26,315	-	-	26,315
Long-term debt[2]	121,132	118,297	171,181	410,610
Total financial liabilities	$237,610	$122,662	$172,577	$532,849

(1)	These amounts include the notional principal and interest payments.

(2)	Amounts represent the undiscounted principal repayments excluding transaction costs (note 9).

Foreign exchange risk

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes (note 9) and US Dollar denominated cash, cash equivalents, accounts receivables and accounts payables, and accrued liabilities. As at June 30, 2024, Greenfire’s net foreign exchange risk exposure was a US$245.9 million liability (December 31, 2023 – US$257.4 million liability), and a 10% change in the foreign exchange rate would result in a $33.7 million change in the foreign exchange gain or loss.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 8

Credit risk

As at	June 30,	December 31,
($ thousands)	2024	2023
Trade receivables	$18,291	$22,452
Joint interest receivables	9,925	12,228
Accounts receivable	$28,216	$34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At June 30, 2024, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Trade receivables consisted of balances receivable from two counterparties, representing 60% and 40% of the amounts outstanding, respectively. Of the Company’s trade receivables at June 30, 2024, 100% was receivable from two companies, with approximately 60% and 40% each (December 31, 2023- 100% receivable from a single company). At June 30, 2024, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2023- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due and no accounts have been written off.

5.	Revenue

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Diluted bitumen sales	$211,678	$167,833	$408,658	$343,177
Bitumen sales	7,766	5,772	11,776	10,096
Oil sales	$219,444	$173,605	$420,434	$353,273

The Company has long-term marketing agreements with a single counterparty (“Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”) until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 9

6. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2022	$1,057,316	$969	$629	$1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Expenditures on PP&E	53,744	-	-	53,744
Acquisitions	16,197	-	-	16,197
Change in decommissioning liabilities	27	-	-	27
Balance as at June 30, 2024	1,160,723	13,758	618	1,175,099
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Depletion and depreciation (1) (2)	34,947	2,323	46	37,316
Balance as at June 30, 2024	198,099	2,566	408	201,073
Net book Value
Balance at December 31, 2023	927,603	13,515	256	941,374
Balance at June 30, 2024	$962,624	$11,192	$210	$974,026

(1)	As at June 30, 2024 $0.6 million of DD&A was capitalized to inventory (December 31, 2023- $0.2 million).

(2)	Includes capitalized lease payments and related interest of $2.2 million.

On February 22, 2024, Greenfire acquired natural gas assets in the Hangingstone area for consideration of $2.5 million. This acquisition resulted in an increase in PP&E of $12.7 million, including $10.2 million of future decommissioning obligations. On April 19, 2024, Greenfire acquired heavy oil assets in the Athabasca region of Northern Alberta for consideration of $1.2 million. This acquisition resulted in an increase in PP&E of $3.5 million, including $2.3 million of future decommissioning obligations. The Company applied the optional IFRS 3 concentration test to these acquisitions which resulted in the acquired assets being accounted for as asset acquisitions.

No indicators of impairment were identified at June 30, 2024, and as such no impairment test was performed.

7.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. In 2024, the Company acquired certain natural gas and heavy oil assets in the Athabasca region of Northern Alberta and recognized $12.5 million of future decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $288.4 million (December 31, 2023 - $206.5 million). For the three and six months ended June 30, 2024, a credit-adjusted discount rate of 12% (December 31, 2023 -12%) and an inflation rate of 2.0% (December 31, 2023 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $2.3 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning liabilities are estimated to be settled in periods up to year 2071.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 10

A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	June 30, 2024	December 31, 2023
Balance, beginning of period	$8,449	$7,543
Acquisitions	12,483	-
Liabilities incurred	27	-
Accretion expense	1,173	906
Balance, end of period	$22,132	$8,449

8.	RISK MANAGEMENT CONTRACTS

The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (see note 9) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed monthly for the duration of time that at least US$100 million of the 2028 Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at June 30, 2024	As at December 31, 2023
($ thousands)	Liability	Liability
Gross amount	$(26,315)	$(417)
Amount offset	-	-
Risk management contracts	$(26,315)	$(417)

As at June 30, 2024, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)	Volume (bbls/d)	Swap Price (US$/bbl)
Q3 2024	-	-	-	11,500	$70.94
Q4 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	58.23	84.46	-	-
Q2 2025	8,600	59.50	86.34	-	-

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 11

Subsequent to June 30, 2024, Greenfire entered into the following financial commodity risk management contracts:

	WTI- Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)
July 2025	8,600	$57.91	$83.75
August 2025	4,300	$55.90	$81.80

At June 30, 2024, a US$5 increase or decrease in the price of WTI has a $nil impact on the WTI Costless Collar contracts. The following table summarizes the sensitivity to price changes for Greenfire’s WTI Fixed Price Swaps:

	Change in WTI
As at June 30, 2024 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl
Increase (decrease) to fair value of the WTI Fixed Price Swaps	$(10,580)	$10,580

The Company’s commodity risk management contracts are held with two large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

9.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and is secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

As at ($ thousands)	June 30, 2024	December 31, 2023
Senior secured notes (“2028 Notes”) $US	$300,000	$300,000
Foreign exchange rate	1.3687	1.3226
Senior secured notes (“2028 Notes”) $CAD	410,610	396,780
Unamortized debt discount and debt issue costs	(14,026)	(20,430)
Total term debt	$396,584	$376,350
Current portion of long-term debt	121,132	44,321
Long-term debt	$275,452	$332,029

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The indenture governing the 2028 Notes (the “2028 Indenture”) contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(1), and to limit capital expenditures to CAD$100 million annually until the outstand principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at June 30, 2024 the Company was compliant with all covenants.

(1)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 12

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its Excess Cash Flow (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(2) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed approximately US$61.0 million of the 2028 Notes under the ECF Sweep. The next redemption is due by March 6, 2025.

The Company may make additional redemptions of some or all of the 2028 Notes on or after October 1, 2025, inclusive of a “make whole” premium, as set out in the table below. At any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest. The following table discloses the redemption amount including the “make whole” premium on redemption of the 2028 Notes:

2028 Notes
On or after October 1, 2025 to October 1, 2026	106%
On or after October 1, 2026 to October 1, 2027	103%
On or after October 1, 2027	100%

As at June 30, 2024, the carrying value of the Company’s long-term debt was $396.6 million and the fair value was $438.3 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million). The 2028 Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(2)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS 17 – Leases (superseded).

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 13

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at June 30, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at June 30, 2024, the Company had $54.3 million (December 31, 2023 - $54.3 million) in letters of credit outstanding under the EDC Facility.

10.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at June 30, 2024 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	June 30, 2024		December 31, 2023
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	68,642,515	$158,515	1	$15
Issuance of new common shares per De-Spac Transaction	-	-	43,690,533	-
Issuance for exercise of bond warrants	-	-	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	-	-	5,005,707	62,959
Issuance of new common shares for PIPE investment	-	-	4,177,091	56,630
Issued on exercise of share units	633,895	2,586	-	-
Balance, end of period	69,276,410	$161,101	68,642,515	$158,515

Per share amounts

Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction. The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Weighted average shares outstanding-basic	69,123,165	48,911,099	68,922,550	48,911,099
Dilutive effect of bondholder warrants	-	17,607,594	-	17,598,240
Dilutive effect of share units	2,996,008	3,916,601	-	3,914,519
Weighted average shares outstanding- diluted	72,119,173	70,435,294	68,922,550	70,423,858
Basic $ per share	$0.45	$0.50	$(0.23)	$0.16
Diluted $ per share	$0.43	$0.35	$(0.23)	$0.11

In computing the diluted net income (loss) per share for the six months ended June 30, 2024, the Company excluded the effect of 7,526,667 Warrants, 2,666,939 Performance Warrants and 1,314,913 RSUs, PSUs and DSUs as their effect are anti-dilutive (three and six months ended June 30, 2023 – nil).

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 14

11.	INCENTIVE COMPENSATION

Issued and Outstanding Share Units

A summary of the performance warrants (“PWs”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”), collectively the share units, issued and outstanding is as follows:

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617,016	-	-	-	3,617,016
Granted	-	663,012	830,288	10,213	1,503,513
Exercised	(950,077)	(142,400)	-	-	(1,092,477)
Forfeited	-	(10,548)	(35,652)	-	(46,200)
Balance, June 30, 2024	2,666,939	510,064	794,636	10,213	3,981,852
Exercisable, June 30, 2024	2,666,939	-	-	10,213	2,677,152

Stock-based compensation

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Performance warrants (PWs)	$-	$325	$-	$650
Restricted share units (RSUs)	1,985	-	2,240	-
Performance share units (PSUs)	583	-	1,111	-
Deferred share units (DSUs)	-	-	69	-
	$2,568	$325	$3,420	$650

Performance warrants

The PWs expire 10 years after the issuance date and became fully vested with the closing of the De-Spac Transaction on September 20, 2023. The PW plan was replaced by the omnibus share incentive plan (the “Incentive Plan”).

Incentive plan

The Company’s incentive plan provides for the granting of DSUs, PSUs, RSUs and options. The aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any of the Company’s other share compensation arrangements, including Common Shares issuable on exercise of PWs. RSUs, PSUs and DSUs can be settled in either cash or shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Director’s intention to settle all incentive units with shares issued from treasury, therefore the incentive units have been accounted for as an equity-settled stock-based plan.

DSUs are issued to independent members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director. DSUs are valued based on the grant date share price.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date. RSUs are valued based on grant date share price. On February 19, 2024, the Board of Directors approved, on a one-time basis, the issuance of 17,400 RSUs with a 30-day vesting period to employees.

PSUs granted under the Incentive Plan vest on the third anniversary of the grant date, provided that the Company satisfies certain performance criteria identified by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. PSUs have been granted with either market-based (“Market PSUs”) or non-market operations-based (“Operations PSUs”) performance criteria. Market PSUs are valued using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%. Operations PSUs are valued based on the share price at the time of grant multiplied by the expected number of shares to be issued. The award value of the Operations PSUs is adjusted at each reporting date for the expected number of shares to be issued, with the cumulative change recognized in net income (loss).

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 15

Related party transaction

On April 19, 2024, the Company entered into a consulting agreement with M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company’s Board of Directors who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the consulting agreement continues until the earlier of April 18, 2029, and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan, which vest in four quarterly instalments starting in the second quarter of 2024. The terms of the MBSC Sponsor Consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the RSUs issued to MBSC Sponsor was $4.3 million. During the three and six months ended June 30, 2024, the Company recognized an expense of $1.9 million and issued 125,000 common shares upon vesting of the RSUs.

12.	WARRANT LIABILITY

In conjunction with the De-Spac transaction (note 3), the Company issued approximately 7.5 million warrants, entitling each warrant holder to purchase one common share of Greenfire. The outstanding warrants expire on October 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income (loss). The following table reconciles the warrant liability.

	Six months ended June 30, 2024		Year ended December 31, 2023
($ thousands)	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	7,526,667	$18,630	-	$-
Warrants issued	-	-	5,000,000	35,644
MBSC warrants converted	-	-	2,526,667	17,959
Change in fair value	-	7,062	-	(34,973)
Balance, end of period	7,526,667	$25,692	7,526,667	$18,630
Common shares issuable on exercise	7,526,667	-	7,526,667	-

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	June 30, 2024	December 31, 2023
Share price $USD	$6.75	$4.86
Exercise price $USD	$11.50	$11.50
Average risk-free interest rate	3.51%	3.17%
Average expected dividend yield	-	-
Average expected volatility (1)	61%	69%
Average expected life (years)	4.25	4.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 16

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended June 30		Six months ended June 30
($ thousands)	2024	2023	2024	2023
Change in accounts receivable	$24,341	$(667)	$6,464	$(2,203)
Change in inventories	(1,048)	46	343	3,854
Change in prepaid expenses and deposits	(31)	(376)	2,674	903
Change in accounts payable and accrued liabilities	22,188	4,006	22,925	(6,726)
	45,450	3,009	32,406	(4,172)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(455)	-	(1,235)	-
Unrealized foreign exchange gain (loss) related to working capital	78	(69)	145	(66)
	45,073	2,940	31,316	(4,238)
Related to operating activities	37,956	2,095	27,431	(3,130)
Related to investing activities	7,117	845	3,885	(1,108)
Net change in non-cash working capital	$45,073	$2,940	$31,316	$(4,238)
Cash interest paid (included in operating activities)	$(954)	$(878)	$(26,835)	$(18,308)
Cash interest received (included in operating activities)	$1,267	$668	$2,771	$791

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 17

Corporate Information

Directors	Bankers

Julian McIntyre (1)	Bank of Montreal
Jonathan Klesch	595-8 Avenue SW
W. Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Auditor

(1) Chair of the Board of Directors	Deloitte LLP
(2) Chair of the Audit and Reserves Committee	850 2nd Street SW
(3) Audit and Reserves Committee	Calgary, Alberta, Canada
T2P 0R8
Officers
Reserve Engineers
Robert Logan MPBE, P.Eng
President, and Chief Executive Officer	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Tony Kraljic, CA	Calgary, Alberta, Canada
Chief Financial Officer	T2P 3G6

Jonathan Kanderka, P.Eng
Chief Operating Officer

Kevin Millar C.E.T.
SVP Operations & Steam Chief

Albert MA P.Eng
SVP Engineering

Crystal Park P.Eng, MBA
SVP Corporate Development

Charles R. Kraus
Corporate Secretary

Head Office

Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE : GFR
TSX : GFR

Solicitors

Burnet, Duckworth, & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Carter Ledyard & Milburn LLP
41st Floor
28 Liberty Street
New York, New York 10005

Greenfire Resources Ltd.
2024 Q2 Financial Statements | 18

Management’s Discussion and Analysis for the period ended June 30, 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three and six month periods ended June 30, 2024

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated August 14, 2024, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“financial statements”) and notes thereto for the three and six months ended June 30, 2024 and 2023 and the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the related MD&A. The financial statements, including the comparative figures, were prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A.

This MD&A contains non-GAAP financial measures, non-GAAP financial ratios, and capital management measures, collectively the “Non-GAAP Measures”. They include adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), operating netback excluding realized gain (loss) risk management contracts, operating netback excluding realized gain (loss) risk management contracts per barrel ($/bbl), effective royalty rate, adjusted funds flow, adjusted free cash flow, adjusted working capital surplus (deficit) and net debt.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

Corporate Information

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”).

On December 14, 2022, Greenfire Resources Inc. (“GRI”), M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, and certain other parties entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at an enterprise value of US$950.0 million. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares (“Common Shares”) commenced trading on the NYSE. On February 2, 2024, Greenfire filed a final non-offering prospectus with the Alberta Securities Commission resulting in the Company becoming a reporting issuer in the Province of Alberta. On February 8, 2024, the Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “GFR” and Greenfire became a reporting issuer in the Province of Ontario.

The Company holds a 75% working interest in the Expansion Asset (as defined below) and a 100% working interest in the Demo Asset (as defined below). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

GREENFIRE’S ASSETS, POSITIONING & STRATEGY

Greenfire is an intermediate, lower-cost and growth-oriented oil sands producer focused on the development of its Tier-1 assets in Western Canada using SAGD. Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation. The Company has a large, long-life and relatively low decline oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities (as defined below), with expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. These two assets are:

●	Expansion Asset (75% Working Interest, Operator).

●	Demo Asset (100% Working Interest, Operator).

The Company believes that the Expansion Asset and Demo Asset (together the “Hangingstone Facilities”) have a Tier-1 SAGD reservoir, meaning there is no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 SAGD reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 2

Greenfire’s strategy is to implement industry proven SAGD optimization techniques, concentrating on maximizing utilization of plant capacity, minimizing capital expenditure and controlling operating cost structures, to maximize the value of its Tier-1 SAGD assets. The Company believes that the Hangingstone Facilities have ample opportunities for additional value generation. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

SECOND QUARTER 2024

Corporate Highlights:

●	Produced 18,993 barrels of bitumen per day (“bbls/d”) in Q2 2024 (18,036 bbls/d – Q2 2023), while managing operational disruptions, and drilling delays associated with wildfires in northern Alberta.

●	Oil sales were $219.4 million during the second quarter of 2024, relative to $173.6 million in the same period of 2023.

●	Operating expenses were $35.0 million during the second quarter of 2024, compared to $35.7 million in the same period in 2023.

●	Cash provided by operating activities was $85.2 million during the second quarter of 2024, compared to cash provided by operating activities of $23.6 million in the same period of 2023.

●	Adjusted funds flow(1) was $47.2 million during the second quarter of 2024, compared to $23.5 million for the same period in 2023.

●	Capital expenditures were $23.0 million during the second quarter of 2024, compared to $1.9 million for the same period of 2023.

●	Net income totaled $30.8 million during the second quarter of 2024, compared to net income of $24.4 million in the same period in 2023.

●	Adjusted EBITDA(1) was $58.4 million during the second quarter of 2024, compared to $34.4 million for the same period of 2023, included realized losses on commodity risk management contracts of $13.8 million ($6.8 million – Q2 2023).

●	The Company had available liquidity of approximately $210.0 million at June 30, 2024, consisting primarily of $160.0 million of cash and cash equivalents and $50.0 million of available credit under the Company’s reserve-based credit facility (“Senior Credit Facility”).

●	In July 2024, the Company redeemed approximately US$61.0 million of the 2028 Notes (as defined below). The next scheduled redemption is due by March 6, 2025.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 3

Financial & Operational Highlights

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Bitumen production – Expansion asset (bbls/d)	15,824	13,939	16,592	15,114
Bitumen production – Demo asset (bbls/d)	3,169	4,097	2,738	4,190
Bitumen production – Consolidated (bbls/d)	18,993	18,036	19,330	19,304

Oil sales	219,444	173,605	420,434	353,273
Oil sales ($/bbl)	89.93	75.12	82.35	69.57
Operating netback(1)	62,872	37,747	107,521	55,099
Operating netback ($/bbl)(1)	36.68	23.05	30.52	15.55

Operating expenses	34,997	35,675	71,345	75,439
Operating expenses ($/bbl)	20.42	21.78	20.25	21.29

Cash provided by operating activities	85,163	23,640	102,227	19,144
Adjusted funds flow(1)	47,207	23,459	74,796	26,515
Cash used by investing activities	(15,892)	(9,066)	(53,573)	(17,586)
Capital expenditures	23,009	1,911	57,458	4,428

Net income (loss) and comprehensive income (loss)	30,848	24,355	(16,067)	7,677
Per share - basic	0.45	0.50	(0.23)	0.16
Per share - diluted	0.43	0.35	(0.23)	0.11
Adjusted EBITDA(1)	58,423	34,389	97,769	47,447

Weighted average common shares outstanding - basic	69,123,165	48,911,099	68,922,550	48,911,099
Weighted average common shares outstanding - diluted	72,119,173	70,435,294	68,922,550	70,423,858

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Liquidity and Balance Sheet

	June 30,	December 31,
($ thousands)	2024	2023
Cash and cash equivalents	159,977	109,525
Available credit facilities(1)	50,000	50,000
Face value of long-term debt(2)	410,610	396,780

(1)	As at June 30, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which nil was drawn as of June 30, 2024 (December 31, 2023 – nil).

(2)	As at June 30, 2024, the 2028 Notes (as defined below) had a face value of US$300.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

OPERATIONAL UPDATE AND OUTLOOK

Operational Update:

●	Consolidated production in Q2 2024 averaged approximately 18,993 bbls/d, compared to 19,667 bbls/d in Q1 2024, with the reduction caused by operational reductions to advance repair work associated with the previously disclosed failure of third-party downhole temperature sensors at the Expansion Asset, delayed regulatory approval to recommence disposal operations and longer than anticipated steaming requirements at three recently drilled redevelopment infill (“Refill”) wells at the Demo Asset.
●	In response to the recent wildfires in northern Alberta, Greenfire temporarily evacuated all non-essential personnel from its facilities, operated at reduced rates, and halted drilling operations at the Expansion Asset in May and July 2024, which caused additional delays to planned production growth initiatives relative to the Company’s previous expectations.
●	Consolidated production in July 2024 averaged approximately 19,660 bbls/d and continues to increase through August, with production up to August 13 averaging approximately 21,050 bbls/d, reflecting initial production additions from completed downhole temperature sensor replacements at the Expansion Asset.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 4

Expansion Asset

●	Greenfire’s working interest bitumen production at the Expansion Asset averaged approximately 16,650 bbls/d in July 2024, increasing to an average of approximately 18,150 bbls/d from August 1 to August 13, 2024. The Company’s production was lower due to the previously disclosed failure of third-party downhole temperature sensors and production disruptions associated with sensor replacement operations, which impacted production from five Refill wells. Greenfire has replaced the failing downhole temperature sensors at three of five Refill wells, with initial production in line with the average productivity rates of the five Refill wells where temperature sensors did not fail. The remaining two of the five refill wells with failing sensors were damaged to the point where a redrill of the two wells was required, the timing of which was impacted by the wildfires. The first damaged well was successfully redrilled in June, with the second redrill well underway in August 2024. Following these initiatives, production at the Expansion Asset increased in July and August 2024 to 16,650 bbls/d and 18,200 bbls/d, respectively.

Demo Asset

●	Production at the Demo Asset averaged approximately 3,010 bbls/d in July 2024, decreasing to an average of approximately 2,900 bbls/d from August 1 to August 13, 2024. The Company completed drilling three extended reach Refill wells in Q2 2024, which have been circulating steam in anticipation of first production, utilizing the constrained water handling capacity and limiting additional production from the producing wells. To accelerate production, Greenfire plans to pair one of the Refill wells with an injector well in Q3 2024.

●	In July 2024, Greenfire received regulatory approval to recommence disposal well operations. The Company has drilled a second disposal well at the Demo Asset that is awaiting regulatory approval to allow for disposal operations. Subject to regulatory approval, enhanced water handling and operational flexibility are expected to be realized, which is anticipated to support higher production rates.

Corporate 2024 Outlook

Greenfire has provided updated production and capital expenditure guidance for 2024 below.

The updated production range for 2024 reflects delays in planned production growth, including multiple delays caused by required downhole temperature sensor repairs and redrill operations at the Expansion Asset, regulatory delays for disposal well operations, and additional required steaming for the new Refill wells at the Demo Asset.

	Updated 2024 Outlook	Previous 2024 Outlook
Annual Production Average	20,000 – 21,000 bbls/d	22,000 – 25,000 bbls/d
Production Growth Over Annual 2023	13% – 19%	25% – 40%
Capital Expenditures	$80 – $90 million	$70 – $90 million

Greenfire’s planned capital expenditures for 2024 will continue to be focused on drilling activities at the Hangingstone Facilities, which, combined with investments in surface facility optimizations, is anticipated to result in a continued increase in production and the potential for meaningful free cash flow generation. The planned capital expenditure range for 2024, is inclusive of two minor asset acquisitions for $3.7 million that were executed by the Company in 2024.

The Company remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow(1) (“ECF”), to semi-annually redeem a portion of the 2028 Notes until consolidated indebtedness(1) is less than US$150 million. In July 2024, the Company redeemed US$61 million of the US$300 million 2028 Notes. The next scheduled ECF redemption is in Q1 2025.

Greenfire is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset associated with sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, which the Company expects will support heightened free cash flow generation potential, particularly at higher commodity prices. Greenfire is poised to continue to benefit from the completion of the Trans Mountain Expansion (“TMX”), given that 100% of its production is weighted to crude oil benchmarks that are linked to WCS differentials, which could improve given an incremental 590,000 bbls/d of pipeline egress to tidewater became operational in Western Canada with the completion of TMX in May 2024.

(1)	As defined in the indenture governing the Company’s 2028 Notes (the “2028 Indenture”).

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 5

DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed the De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operating Corporation, a wholly owned direct subsidiary of Greenfire. As of April 4, 2024, MBSC was legally dissolved into Greenfire.

Greenfire was identified as the acquirer for accounting purposes. As MBSC did not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of the Common Shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense. For the three and six months ended June 30, 2024, the Company expensed nil in transaction costs during both respective periods, compared to $1.9 million and $4.2 million during the same respective periods in 2023, related to the De-Spac Transaction.

RESULTS OF OPERATIONS

Bitumen Production and Oil Sales

	Three months ended June 30,		Six months ended June 30,
(Average barrels per day, unless otherwise noted)	2024	2023	2024	2023
Bitumen Production – Expansion Asset	15,824	13,939	16,592	15,114
Bitumen Production – Demo Asset	3,169	4,097	2,738	4,190
Total Bitumen Production	18,993	18,036	19,330	19,304
Total Bitumen Sales(1)	18,835	17,992	19,354	19,573
Total Diluted Bitumen Sales	25,791	24,437	27,197	27,032
Total Non-diluted Bitumen Sales	1,025	957	855	1,025
Total Sales Volumes	26,816	25,394	28,052	28,057

(1)	Total Bitumen Sales differs from Total Bitumen Production due to inventory fluctuations.

Production

The Company’s average bitumen production was 18,993 bbls/d and 19,330 bbls/d for the three and six months ended June 30, 2024, respectively, both higher than 18,036 bbls/d and 19,304 bbls/d from the same respective periods in 2023. The increase in production is attributable to the Refill wells drilled in the second half of 2023 and first half of 2024. The 2024 production was impacted by the failure of downhole temperature sensors, delayed regulatory approvals related to water disposal operations, and wildfires in northern Alberta.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 6

Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

	Three months ended June 30,		Six months ended June 30,
Benchmark Pricing	2024	2023	2024	2023
Crude oil (US$/bbl)
WTI(1)	80.57	73.78	78.77	74.95
WCS differential to WTI	(13.61)	(15.14)	(16.46)	(20.01)
WCS(2)	66.96	58.64	62.31	54.94
Edmonton Condensate (C5+)	77.19	72.40	75.25	76.19

Natural gas ($/GJ)
AECO 5A	1.12	2.32	1.74	2.69

Electricity ($/MWh)
Alberta power pool	45.28	159.87	72.07	150.64

Foreign exchange rate(3)
US$:CAD$	1.3684	1.3430	1.3586	1.3475

(1)	As per NYMEX oil futures contract
(2)	Reflects average heavy oil prices for the specified periods at Hardisty, Alberta
(3)	Average exchange rates for the specified periods as per the Bank of Canada.

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Condensate

The Company uses condensate as a blending diluent to facilitate transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI but is usually comparatively higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months.

Oil Sales

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Diluted bitumen sales	211,678	167,833	408,658	343,177
Bitumen sales	7,766	5,772	11,776	10,096
Oil Sales	219,444	173,605	420,434	353,273
- ($/bbl)(1)	89.93	75.12	82.35	69.57

(1) Based on Total Sales Volumes

Greenfire’s oil sales include diluted bitumen sales from the Expansion Asset and diluted and non-diluted bitumen sales from the Demo Asset. At the Demo Asset, volumes can be transported to multiple potential sales locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. The Company operates a bitumen truck off-loading facility (the “Truck Rack”) at the Expansion Asset that can receive approximately 5,000 bbls/d of non-diluted bitumen production from the Demo Asset that is blended with the Expansion Asset’s production and sold via pipeline.

The Company recorded oil sales of $219.4 million and $420.4 million during the three and six months ended June 30, 2024, respectively, compared to $173.6 million and $353.3 million for the same respective periods, mainly due to higher realized WCS benchmark oil prices.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 7

Royalties

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Royalties	9,919	5,793	16,234	10,295
- ($/bbl)	5.78	3.54	4.61	2.91

Royalties consist of crown royalties paid to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post-payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of oil sales less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of oil sales less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above, for the six-month period ended June 30, 2024. The Company’s Demo Asset may become assessable under scenario (2) in 2025, depending on production, oil prices and costs.

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	219,444	173,605	420,434	353,273
Diluent expense	(84,545)	(74,027)	(176,227)	(175,883)
Oil transportation expense	(10,400)	(10,581)	(21,317)	(23,594)
Oil sales after diluent and transportation expense	124,499	88,997	222,890	153,796

Royalties	9,919	5,793	16,234	10,295
Effective royalty rate(1)	8.0%	6.5%	7.3%	6.7%

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Royalties were $5.78/bbl and $4.61/bbl during the three and six months ended June 30, 2024, respectively, compared to $3.54/bbl and $2.91/bbl for the same respective periods in 2023, attributable to higher realized oil prices. The Effective royalty rate was 8.0% and 7.3% during the three and six months ended 2024, compared to 6.5% and 6.7% for the same respective periods in 2023. The increase is attributable to higher benchmark pricing on the sliding scale royalty rates.

Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 8

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. No instruments were netted as at June 30, 2024 or December 31, 2023.

Outstanding Financial Risk Management Contracts at June 30, 2024

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)	Volume (bbls/d)	Swap Price (US$/bbl)
Q3 2024	-	-	-	11,500	$70.94
Q4 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	58.23	84.46	-	-
Q2 2025	8,600	59.50	86.34	-	-

Financial Risk Management Contracts Subsequent to June 30, 2024

	WTI – Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
July 2025	8,600	$57.91	$83.75
August 2025	4,300	$55.90	$81.80

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Realized gain (loss)	(13,798)	(6,777)	(22,595)	(6,957)
Unrealized gain (loss)	12,839	11,134	(25,898)	16,157
Risk management contracts gains (losses)	(959)	4,357	(48,493)	9,200

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Three Months Ended June 30, 2024

●	$13.8 million realized risk management contracts loss ($6.8 million realized loss in the same period of 2023) as market prices for WTI settled at levels above the Company’s risk management contracts during the quarter.

●	$12.8 million unrealized gain on risk management contracts ($11.1 million unrealized gain in the same period of 2023), mainly due to the settlement of the risk management contracts realized during the quarter.

Six Months Ended June 30, 2024

●	$22.6 million realized risk management contracts loss ($7.0 million realized loss in the same period of 2023) as market prices for WTI settled at levels above the Company’s risk management contracts during the six months ended June 30, 2024.

●	$25.9 million unrealized loss on risk management contracts ($16.2 million unrealized gain in the same period of 2023), mainly due to the settlement of the risk management contracts realized during the six months ended June 30, 2024.

Diluent Expense

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Diluent expense	84,545	74,027	176,227	175,883
- ($/bbl)(1)	11.23	14.31	13.02	19.49

(1)	Represents the differential cost of diluent to diluted bitumen. Calculation is based on oil sales less diluent expense, over bitumen sales (bbls), less oil sales per barrel.

To facilitate the transportation of bitumen, the Company uses condensate as a blending diluent. Greenfire’s diluent expense includes the cost of the condensate and the associated transportation costs to the Hangingstone Facilities. The Company’s diluent expense was $11.23/bbl and $13.02/bbl during the three and six months ended June 30, 2024, respectively, lower than $14.31/bbl and $19.49/bbl for the same respective periods in 2023.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 9

Transportation and Marketing Expense

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Marketing fees	2,913	3,005	5,195	6,005
Oil transportation expense	10,400	10,581	21,317	23,595
Transportation and marketing	13,313	13,586	26,512	29,600

Marketing fees ($/bbl)	1.70	1.84	1.48	1.70
Oil transportation expense ($/bbl)	6.07	6.46	6.05	6.66
Transportation and marketing ($/bbl)	7.77	8.30	7.53	8.36

Transportation expenses at the Expansion Asset includes the costs to move bitumen from the facility to the sales point. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack.

Greenfire has exclusive marketing contracts with a large, reputable international energy marketing company. These agreements expire in April 2026 and October 2028 for the Demo Asset and Expansion Asset, respectively. Exclusive marketing services include the purchase of all bitumen produced, the facilitation of all bitumen transportation from both assets, and the supply of all the diluent at the Expansion Asset. In addition to marketing fees, production at the Demo Asset is subject to royalty incentives and performance fees under these agreements.

Transportation and marketing expenses were $7.77/bbl and $7.53/bbl during the three and six months ended June 30, 2024, respectively, lower than $8.30/bbl and $8.36/bbl for the same respective periods in 2023, primarily due to lower pipeline supplier tariffs.

Operating Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Operating expenses – energy	7,000	14,285	19,506	31,396
Operating expenses – non-energy	27,997	21,390	51,839	44,043
Operating expenses	34,997	35,675	71,345	75,439

Operating expenses – energy ($/bbl)	4.08	8.72	5.54	8.86
Operating expenses – non-energy ($/bbl)	16.34	13.06	14.71	12.43
Operating expenses ($/bbl)	20.42	21.78	20.25	21.29

Operating expenses include energy operating expenses and non-energy operating expenses.

●	Energy operating expenses includes the cost of natural gas for steam generation and non-condensable gas (“NCG”) co-injection, and electricity for facility operations. NCG is used to manage reservoir pressure, enhance oil production and improve recovery.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three and six months ended June 30, 2024, were $4.08/bbl and $5.54/bbl, respectively, which was lower than the comparative periods in 2023 of $8.72/bbl and $8.86/bbl, respectively. The lower per barrel energy operating expenses in 2024, were due to lower natural gas and electricity prices.

Non-energy operating expenses for the three and six months ended June 30, 2024, were $16.34/bbl and $14.71/bbl, respectively, higher than the comparative periods in 2023 of $13.06/bbl and $12.43/bbl, respectively. The increase was due to the replacement of downhole temperature sensors, higher greenhouse gas emission fees, remediation work on the Demo Asset’s water disposal well, and general inflationary pressures.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 10

Operating Netback(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	219,444	173,605	420,434	353,273
Diluent expense	(84,545)	(74,027)	(176,227)	(175,883)
Transportation and marketing	(13,313)	(13,586)	(26,512)	(29,600)
Royalties	(9,919)	(5,793)	(16,234)	(10,295)
Operating expenses	(34,997)	(35,675)	(71,345)	(75,439)
Operating netback, excluding realized loss on risk management contracts(1)	76,670	44,524	130,116	62,056
Realized loss on risk management contracts	(13,798)	(6,777)	(22,595)	(6,957)
Operating netback(1)	62,872	37,747	107,521	55,099

Oil sales ($/bbl)	89.93	75.12	82.35	69.57
Diluent expense ($/bbl)	(11.23)	(14.31)	(13.02)	(19.49)
Transportation and marketing ($/bbl)	(7.77)	(8.30)	(7.53)	(8.36)
Royalties ($/bbl)	(5.78)	(3.54)	(4.61)	(2.91)
Operating expenses ($/bbl)	(20.42)	(21.78)	(20.25)	(21.29)
Operating netback, excluding realized loss on risk management contracts ($/bbl)(1)	44.73	27.19	36.94	17.52
Realized loss on risk management contracts ($/bbl)	(8.05)	(4.14)	(6.42)	(1.96)
Operating netback ($/bbl)(1)	36.68	23.05	30.52	15.56

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Oil sales is a GAAP measure that is the most directly comparable measure to operating netback(1), which is a non-GAAP measure.

During the three and six months ended June 30, 2024, the Company had oil sales of $219.4 million and $420.4 million, respectively, compared to oil sales of $173.6 million and $353.3 million, during the comparative periods in 2023.

Operating netback(1) for the three and six months ended June 30, 2024 was $36.68/bbl and $30.52/bbl, respectively, higher than the same respective periods in 2023 which were $23.05/bbl and $15.56/bbl. The higher per barrel operating netbacks(1) compared to the same periods in 2023 due to higher realized WCS benchmark oil prices, and lower diluent costs per barrel, partially offset by higher realized risk management contract losses.

General & Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
General and administrative expenses	3,869	2,332	8,618	4,833
- ($/bbl)	2.26	1.42	2.45	1.36

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, legal fees, engineering services, audit and tax related fees, and may also include expenses related to corporate strategic initiatives if any, among other costs. G&A expenses primarily fluctuate with head office staffing levels.

G&A expenses for the three months and six months ended June 30, 2024, were $2.26/bbl and $2.45/bbl, respectively, which was higher than the comparative periods in 2023 of $1.42/bbl and $1.36/bbl, respectively. The increase in G&A expenses was due to public company compliance costs associated with listing Common Shares on the NYSE and the TSX, combined with higher employee-related costs.

Stock-Based Compensation

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Stock-based compensation	2,568	325	3,420	650
- ($/bbl)	1.50	0.20	0.97	0.18

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 11

In September 2023, the Company adopted and later amended an omnibus share incentive plan (the “Incentive Plan”) in February 2024. The Incentive Plan allows for the issuance of deferred share units (“DSUs”), performance share units (“PSUs”), restricted share units (“RSUs”), and options, reserving up to 10% of the Company’s issued and outstanding Common Shares, minus shares under other compensation arrangements, including performance warrants (“PWs”). The Board of Directors intends to settle all awards with Common Shares from treasury, classifying them as equity-settled. The Incentive Plan replaced the performance warrants plan; the PWs granted under the performance warrant plan fully vested in September of 2023 and no additional PWs may be granted.

The Company recorded stock-based compensation of $2.6 million in relation to the PSUs and restricted RSUs issued during the three months ended June 30, 2024, compared to $0.3 million for the same period during 2023, relating to the PWs.

The Company recorded stock-based compensation of $3.4 million in relation to the PSUs, RSUs and DSUs issued during the six months ended June 30, 2024, compared to $0.7 million for the same period during 2023, relating to the PWs.

DSUs are issued to members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director of the Company.

PSUs granted under the Incentive Plan vest on the third anniversary date of the grant date, and are subject to certain performance criteria as determined by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. PSUs have been granted with market-based and non-market operations-based performance criteria.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date in either cash or shares issued from treasury at the Board of Directors’ discretion. During the three months ended June 30, 2024, the Company granted 500,000 RSUs to M3-Brigage Sponsor III, LP (“MBSC Sponsor”) for the provision of consulting services. Refer to the “Related Party Transaction” section in this MD&A for further information.

Interest and Finance Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Accretion on long-term debt	16,165	4,870	30,823	19,714
Other interest	970	305	1,219	560
Accretion of decommissioning obligations	624	223	1,173	440
Total interest and finance expenses	17,759	5,398	33,215	20,714

Interest and finance expenses include coupon interest, amortization of debt issue costs and debt underwriter fees, issuer discount, redemption premiums on long-term debt, interest and standby fees on revolving credit facility, letter of credit facility, and other interest charges. Coupon interest and redemption premiums are accrued and paid according to the indenture that governs the 2028 Notes.

Interest and finance expenses for the three and six months ended June 30, 2024, were $17.8 million and $33.2 million, respectively, which was higher than the comparative periods in 2023 of $5.4 million and $20.7 million, respectively. The increase in interest and financing expenses is attributable to a non-cash debt amortization recovery in 2023, accelerated non-cash debt amortization in Q2 2024, and higher interest incurred on the 2028 Notes during the periods in 2024.

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Depletion and Depreciation Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Depletion and depreciation expense	17,153	17,120	35,156	38,035
- ($/bbl)	10.01	10.46	9.98	10.74

The Company’s depletion and depreciation expense for the three and six months ended June 30, 2024, were $10.01/bbl and $9.98/bbl, respectively, which was lower than the comparative periods in 2023 of $10.46/bbl and $10.47/bbl, respectively. The lower per barrel depletion and depreciation expense, was primarily due to a decrease in the estimated future development costs, combined with an increase to estimated proved and probable reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 12

Exploration Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Exploration expenses	580	1,026	1,134	2,819

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on the undeveloped lands.

In the three and six months ended June 30, 2024, exploration expenses were $0.6 million and $1.1 million, respectively, compared to $1.0 million and $2.8 million for the same respective periods in 2023. The decrease during the three and six months ended June 30, 2024 was primarily due to a one-time regulatory expense associated with the implementation of the Oil Sands Tenure Regulation(1) incurred during the three and six months ended June 30, 2023.

Other Income

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Other income	1,261	458	2,702	666

The Company’s other income for the three and six months ended June 30, 2024, were $1.3 million and $2.7 million, respectively, compared to other income of $0.5 million and $0.7 million, respectively in 2023. The difference is mainly attributable to higher interest income earned during each of the respective periods in 2024.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and is primarily related to the principal and interest components of the Company’s US dollar denominated debt.

In the three and six months ended June 30, 2024, Greenfire recorded a foreign exchange loss of $3.5 million and $11.8 million, respectively, compared to a gain of $6.2 million and $6.5 million for the comparative periods in 2023, respectively, due to the Canadian dollar weakening relative to the US dollar.

Transaction Costs

The Company recognized $nil in transaction costs during the three and six months ended June 30, 2024, compared to $1.9 million and $4.2 million for the comparative periods during 2023. Refer to the “De-Spac Transaction” section in this MD&A for more information.

Loss on Revaluation of Warrants

In conjunction with the De-Spac transaction, the Company issued approximately 7.5 million warrants. The warrants expire in October 2028 and contain a cashless exercise feature, permitting settlement in a net lower number of Common Shares. The cashless exercise feature results in the warrants being treated as a financial liability and necessitates their remeasurement at each reporting period. Each warrant entitles the holder to purchase one Common Share at a price of US$11.50.

For the three and six months ended June 30, 2024, the Company recognized a non-cash loss of $0.7 million and $7.1 million, respectively when revaluing the Company’s warrants. The loss is attributable to an increase of the closing price of the Common Shares on the NYSE from US$4.86 to US$6.75 as at December 31, 2023 and June 30, 2024, respectively.

Taxes

Deferred income tax assets were recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income.  As at June 30, 2024, and December 31, 2023, a deferred tax asset in the amount of $68.3 million was recognized, and $104.0 million remains unrecognized, to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized.

Included in the tax basis as at June 30, 2024 and December 31, 2023 are approximately $1.8 billion in tax pools and loss carry including approximately $1.4 billion in non-capital losses available for immediate deduction against future income.  The Company’s non-capital loss carry forwards have an expiry profile between 2033 and 2043.

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 13

Net income (loss) and comprehensive income (loss) and Adjusted EBITDA(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Net income (loss)	30,848	24,355	(16,067)	7,677
Add (deduct):
Income tax expense (recovery)	-	3,095	-	(518)
Unrealized (gain) loss risk management contracts	(12,839)	(11,134)	25,898	(16,157)
Stock-based compensation	2,568	325	3,420	650
Financing and interest	17,759	5,398	33,215	20,714
Depletion and depreciation	17,153	17,120	35,156	38,035
Transaction costs	-	1,914	-	4,241
Loss on revaluation of warrants	683	-	7,062	-
Foreign exchange loss (gain)	3,512	(6,226)	11,787	(6,529)
Other income	(1,261)	(458)	(2,702)	(666)
Adjusted EBITDA(1)	58,423	34,389	97,769	47,447

Net income (loss) ($/bbl)	18.00	14.88	(4.56)	2.17
Add (deduct):
Income tax expense (recovery) ($/bbl)	-	1.89	-	(0.15)
Unrealized (gain) loss risk management contracts ($/bbl)	(7.49)	(6.80)	7.35	(4.56)
Stock based compensation ($/bbl)	1.50	0.20	0.97	0.18
Financing and interest ($/bbl)	10.36	3.30	9.43	5.85
Depletion and depreciation ($/bbl)	10.01	10.46	9.98	10.74
Transaction costs ($/bbl)	-	1.17	-	1.20
Loss on revaluation of warrants ($/bbl)	0.40	-	2.00	-
Foreign exchange loss (gain) ($/bbl)	2.05	(3.80)	3.36	(1.84)
Other income ($/bbl)	(0.74)	(0.28)	(0.77)	(0.19)
Adjusted EBITDA(1) ($/bbl)	34.09	21.02	27.76	13.40

During the three months ended June 30, 2024, the Company generated net income of $30.8 million, compared to net income of $24.4 million during the same period in 2023. The $6.5 million increase was due to higher oil sales, partially offset by higher interest and financing expenses, increased diluent expenses, and a foreign exchange loss in the first quarter of 2024, compared to a foreign exchange gain in 2023.

During the six months ended June 30, 2024, the Company recorded a net loss of $16.1 million, compared to net income of $7.7 million, during the same period in 2023. The $23.7 million decrease was due to unrealized risk management losses, realized risk management losses, and foreign exchange losses, partially offset by higher oil sales, during the six months ended June 30, 2024.

Net income (loss) and comprehensive income (loss) is a GAAP measure, which is the most directly comparable measure to Adjusted EBITDA(1), which is a non-GAAP measure.

Adjusted EBITDA(1) was $58.4 million in the second quarter of 2024, compared to $34.4 million in the same period in 2023, with the increase primarily due to $45.9 million in higher oil sales, combined with $10.5 million in lower diluent expense in 2024, partially offset by an increase of $7.0 million to realized risk management contract losses in 2024, compared to the same period in 2023.

Adjusted EBITDA(1) was $97.8 million for the six months ended June 30, 2024, compared to $47.4 million in the same period in 2023, with the increase primarily due to $67.2 million in higher oil sales, partially offset by an increase of $15.6 million to realized risk management contract losses in 2024, compared to the same period in 2023.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 14

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At June 30, 2024, the Company’s capital structure primarily comprised of cash and cash equivalents, Adjusted Working Capital Surplus (Deficit)(1), long-term debt and shareholders’ equity. Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

Long Term Debt

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and are secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The 2028 Indenture contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(2), and to limit capital expenditures to CAD$100 million annually until the outstanding principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at June 30, 2024 the Company was compliant with all covenants.

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its ECF (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(3) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed approximately US$61.0 million of the 2028 Notes under the ECF Sweep. The next redemption is due by March 6, 2025.

As at June 30, 2024, the carrying value of the Company’s long-term debt was $396.6 million and the fair value was $438.3 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million). The 2028 Notes are subject to fixed interest rates and are not exposed to changes in interest rates, but are subject to foreign exchange fluctuations between the Canadian and US dollar.

Senior Credit Facility

Greenfire’s Senior Credit Facility is comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

(2)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

(3)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS 17 – Leases (superseded).

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 15

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at June 30, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

At December 31, 2023, Greenfire had entered into an unsecured $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance guarantee from Export Development Canada. The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at June 30, 2024, the Company had $54.3 million drawn under the EDC Facility and the Company was in compliance with all covenants.

Adjusted Working Capital Surplus (Deficit)(1)

	June 30,	December 31,
($ thousands)	2024	2023
Current assets	204,785	163,814
Current liabilities	(264,365)	(130,283)
Working capital surplus (deficit)	(59,580)	33,531
Current portion of risk management contracts	26,315	417
Current portion of long-term debt	121,132	44,321
Adjusted working capital surplus (deficit)(1)	87,867	78,269

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit)(1), which is a non-GAAP measure.

As at June 30, 2024, working capital decreased to $59.6 million working capital deficit from a working capital surplus of $33.5 million as at December 31, 2023, a difference of $93.1 million, primarily due to an increase to the current portion of long-term debt reflecting the June 30, 2024 ECF Sweep payable in the third quarter of 2024, an increase to the current liability portion of risk management contracts, partially offset by an increase to cash and cash equivalents.

Adjusted working capital surplus(1) increased to $87.9 million as at June 30, 2024, from $78.3 million as at December 31, 2023, a difference of $9.6 million, due to an increase in cash and cash equivalents, benefiting from the accelerated collection of June 2024 oil sales, partially offset by an increase in accounts payable and accrued liabilities.

Refer to the “Capital Resources and Liquidity – Long Term Debt” section in this MD&A for more details of the Company’s long-term debt.

Share Capital

	August 14,	June 30,	December 31,
	2024	2024	2023
Common Shares	69,308,014	69,276,410	68,642,515
Warrants	7,526,667	7,526,667	7,526,667
Performance warrants (“PWs”)	2,581,479	2,666,939	3,617,016
Deferred share units (“DSUs”)	10,213	10,213	-
Performance share units (“PSUs”)	827,420	794,636	-
Restricted share units(“RSUs”)	514,600	510,064	-

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. In April 2024, the Company granted 500,000 RSUs under the Company’s Incentive Plan to “MBSC Sponsor for the provision of consulting services to the Company, of which 125,000 were converted in Common Shares during the three and six months ended June 30, 2024. Refer to the “Related Party Transaction” section in this MD&A for further information.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 16

Cash Flow Summary

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Cash provided by (used in):
Operating activities	85,163	23,640	102,227	19,144
Financing activities	(49)	(6)	(100)	(12)
Investing activities	(15,892)	(9,066)	(53,573)	(17,586)
Exchange rate impact on cash and equivalents held in foreign currency	521	(89)	1,898	(27)
Change in cash and cash equivalents	69,743	14,479	50,452	1,519

Cash Provided by Operating Activities

Cash provided by operating activities in the second quarter of 2024 was $85.2 million, compared to cash provided by operating activities of $23.6 million in the same period in 2023, with the increase primarily due to higher oil sales, as well as an increase to non-cash working capital, from the accelerated collection of June 2024 oil sales receivables, partially offset by higher diluent expenses and higher realized risk management contract losses in 2024.

For the six months ended June 30, 2024, cash provided by operating activities was $102.2 million compared to cash provided by operating activities of $19.1 million in 2023, with the increase primarily due to higher oil sales, as well as an increase to non-cash working capital, from the accelerated collection of June 2024 oil sales receivables, partially offset by higher realized risk management contract losses in 2024.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the 2028 Indenture and the credit agreement governing the Senior Credit Facility over the next 12 months.

Cash Used in Financing Activities

Cash used in financing activities during the three and six months ended June 30, 2024, was $49.0 thousand and $0.1 million, respectively, compared to cash used in financing activities of $6.0 thousand and $12.0 thousand for the comparative periods in 2023, respectively.

Cash Used in Investing Activities

During the three months ended June 30, 2024, cash used in investing activities was $15.9 million compared to cash used in investing activities of $9.1 million in the same period in 2023. The increase in cash used in investing activities in 2024 was mainly due to $23.0 million of capital expenditures, compared to $1.9 million of capital expenditures in the same period in 2023, partially offset by contributions to restricted in cash in 2023.

During the six months ended June 30, 2024, cash used in investing activities was $53.6 million compared to cash used in investing activities of $17.6 million in the same period in 2023. The increase in cash used in investing activities in 2024 was mainly due to $57.5 million of capital expenditures, compared to $4.4 million of capital expenditures in the same period in 2023, partially offset by contributions to restricted cash in 2023.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Property, plant and equipment expenditures	(21,824)	(1,911)	(53,744)	(4,428)
Acquisitions	(1,185)	-	(3,714)	-
Total capital expenditures	(23,009)	(1,911)	(57,458)	(4,428)

Total capital expenditures for the three months ended June 30, 2024, were $23.0 million (2023 - $1.9 million). The Company spent $21.8 million in the second quarter of 2024 on property, plant and equipment with $10.4 million spent on redevelopment drilling activities at the Expansion Asset, $8.8 million related to the Refill wells for the drilling program at the Expansion Asset and Demo Asset, as well as $2.6 million spent on various facility projects at the Expansion Asset and Demo Asset.

Total capital expenditures for the six months ended June 30, 2024, was $57.5 million (2023 - $4.4 million). The Company spent $53.7 million in the first and second quarter of 2024 on property, plant and equipment with $29.6 million related to the Refill wells for the drilling program at the Expansion Asset and Demo Asset, $12.3 million spent on redevelopment drilling activities at the Expansion Asset, as well as $11.8 million spent on various facility projects at the Expansion Asset and Demo Asset.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 17

During the three and six months ended June 30, 2024, the Company spent $1.2 and $3.7 million on acquisitions, respectively. These acquisitions consisted of purchase of heavy oil assets in the Athabasca region of Northern Alberta on April 19, 2024, and the purchase of natural gas assets in the Hangingstone area on February 22, 2024.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Cash provided by operating activities	85,163	23,640	102,227	19,144
Transaction costs	-	1,914	-	4,241
Changes in non-cash working capital	(37,956)	(2,095)	(27,431)	3,130
Adjusted funds flow(1)	47,207	23,459	74,796	26,515
Property, plant and equipment expenditures	(21,824)	(1,911)	(53,744)	(4,428)
Acquisitions	(1,185)	-	(3,714)	-
Adjusted free cash flow(1)	24,198	21,548	17,338	22,087

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Cash provided by operating activities is a GAAP measure that is the most directly comparable measure to adjusted funds flow(1) and adjusted free cash flow(1) which are non-GAAP measures.

During the three months and six months ended June 30, 2024, the Company had cash provided by operating activities of $85.2 million and $102.2 million, respectively, compared to cash provided by provided by operating activities of $23.6 million and $19.1 million, during the comparative periods in 2023.

Adjusted funds flow(1) was $47.2 million, during the three months ended June 30, 2024, compared to $23.5 million during the same period in 2023. The increase to adjusted funds flow(1) in 2024 was primarily due to higher oil sales, partially offset by higher diluent expenses and higher realized risk management contract losses in 2024, compared to the same period in 2023.

Adjusted funds flow(1) was $74.8 million, during the six months ended June 30, 2024, compared to $26.5 million during the same period in 2023. The increase to adjusted funds flow(1) in 2024 was primarily due to higher oil sales, partially offset by higher realized risk management contract losses in 2024, compared to the same period in 2023.

Adjusted free cash flow(1) was $24.2 million, during the three months ended June 30, 2024, compared to $21.5 million during the same period in 2023. The increase to adjusted free cash flow(1) in 2024 was primarily due to higher oil sales, partially offset by higher property, plant and equipment expenditures, higher diluent expenses and higher realized risk management contract losses in 2024, compared to the same period in 2023.

Adjusted free cash flow(1) was $17.3 million, during the six months ended June 30, 2024, compared to $22.1 million during the same period in 2023. The decrease to adjusted free cash flow(1) in 2024 was primarily due to higher property, plant and equipment expenditures, higher realized risk management contract losses in 2024, partially offset by higher oil sales, compared to the same period in 2023.

NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), operating netback excluding realized loss on risk management contracts, operating netback excluding loss on risk management contracts ($/bbl), adjusted funds flow, adjusted free cash flow, and effective royalty rate which do not have any standardized meaning prescribed by IFRS. When expressed on a per barrel basis these become non-GAAP ratios. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital surplus (deficit)” and “net debt” which are capital management measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash provided by operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 18

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the De-Spac Transaction and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) risk management contracts (including per barrel ($/bbl))

Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Results of Operations – Operating Netback” section in this MD&A for a reconciliation of oil sales to operating netback and operating netback, excluding realized gain (loss) risk management contracts.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and property, plant and equipment expenditures. For a reconciliation of cash provided by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Effective Royalty Rate

Effective royalty rate is a non-GAAP ratio. Management uses effective royalty rate to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis. The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 19

Capital Management Measures

Adjusted Working Capital Surplus (Deficit)

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit). These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital surplus (deficit) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital surplus (deficit) is presented because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital surplus (deficit) will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital surplus (deficit) will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Reconciliation of Long-Term Debt to Net Debt

	June 30,	December 31,
($ thousands)	2024	2023
Long-term debt	(275,452)	(332,029)
Current assets	204,785	163,814
Current liabilities	(264,365)	(130,283)
Current portion of risk management contracts	26,315	417
Current portion of warrant liability	25,692	18,630
Net debt	(283,025)	(279,451)

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 20

Summary of Quarterly Results

	2024		2023				2022
($ thousands, unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	80.57	76.96	78.32	82.26	73.78	76.13	82.65	91.55
WTI (CAD$/bbl)	110.25	103.80	106.66	110.31	99.09	102.93	112.21	119.54
WCS (CAD$/bbl)	91.63	77.76	76.85	93.00	78.75	69.29	77.05	93.48
AECO (CAD$/GJ)	1.12	2.36	2.18	2.46	2.32	3.05	4.85	3.95
FX (USD:CAD)(2)	1.368	1.349	1.362	1.341	1.343	1.352	1.358	1.306
Operational – Expansion
Bitumen production (bbls/d)	15,824	17,361	14,079	11,052	13,939	16,302	15,710	14,926
Operational – Demo
Bitumen production (bbls/d)	3,169	2,306	3,256	3,618	4,097	4,284	3,869	2,922
Operational – Consolidated
Bitumen production (bbls/d)	18,993	19,667	17,335	14,670	18,036	20,586	19,579	17,848
OPERATING RESULTS
Oil sales	219,444	200,990	161,730	160,967	173,605	179,668	180,741	209,550
Oil sales ($/bbl)	89.93	75.41	71.04	89.96	75.12	64.92	72.18	97.37
Operating expenses	34,997	36,348	35,084	38,442	35,675	39,764	42,429	36,507
Operating expenses ($/bbl)	20.42	20.10	22.05	29.12	21.79	20.87	23.65	22.38
Operating netback(3)	62,872	44,649	27,353	50,254	37,747	17,352	34,567	42,244
Operating netback ($/bbl)(3)	36.68	24.69	17.19	38.07	23.05	9.11	19.27	25.90
Adjusted EBITDA(3)	58,423	39,346	23,434	46,434	34,389	13,266	32,528	38,651
Net income (loss)	30,848	(46,915)	(4,659)	(138,557)	24,355	(16,678)	87,995	111,594
Cash provided by operating activities	85,163	17,064	25,530	41,873	23,640	(4,495)	17,322	49,164
Adjusted funds flow(3)	47,207	27,589	10,517	36,173	23,459	3,056	16,902	27,447
Capital expenditures	23,009	34,449	19,413	9,587	1,911	2,518	12,361	14,325
Adjusted free cash flow(3)	24,198	(6,860)	(8,896)	26,586	21,549	539	4,541	13,122
FINANCIAL POSITION
Cash and cash equivalents	159,977	90,234	109,525	65,976	36,882	22,403	35,363	99,822
Restricted cash	-	-	-	43,779	47,363	39,363	35,313	27,413
Total assets	1,247,106	1,193,953	1,173,483	1,198,889	1,153,021	1,147,984	1,174,258	1,158,367
Total non-current financial liabilities	301,623	337,999	332,029	331,273	194,891	205,482	191,158	199,566
Total debt	396,584	387,966	376,350	382,842	246,805	259,555	254,408	320,607
Shareholders’ equity	681,118	648,156	695,000	699,657	846,098	821,418	837,771	748,593

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.
(2)	Annual or quarterly average exchange rates as per the Bank of Canada.
(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 21

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at June 30, 2024:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation	31,221	58,759	58,303	188,587	336,870
Office lease commitments(1)	299	598	598	1,346	2,841
Drilling services(3)	7,240	4,223	-	-	11,463
Total annual commitments	38,760	63,580	58,901	189,933	351,174
Accounts payable and accrued liabilities	82,775	-	-	-	82,775
Long-term debt - principal(2)	121,132	152,608	136,870	-	410,610
Long-term debt - interest(2)	45,787	50,396	30,285	-	126,468
Risk management contracts	26,315	-	-	-	26,315
Lease obligations(3)	148	285	333	920	1,686
Decommissioning obligations(3)	-	82	6,689	281,670	288,441
Total contractual obligations	276,157	203,371	174,177	282,590	936,295
Total future payments	314,917	266,951	233,078	472,523	1,287,469

(1)	Relates to non-lease components and variable operating cost payments.
(2)	This represents the estimated principal repayments of the 2028 Notes and associated interest payments based on foreign exchange rates in effect on June 30, 2024.
(3)	These values are undiscounted and will differ from the amounts presented in the Q2 2024 unaudited Condensed Interim Consolidated Financial Statements.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

CREDIT RISK

Accounts Receivable

($ thousands)	June 30, 2024	December 31, 2023
Trade receivables	18,291	22,452
Joint interest receivables	9,925	12,228
Accounts receivable	28,216	34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the twenty-fifth day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended June 30, 2024, the Company had trade receivables from two counterparties representing 60% and 40% of the total, respectively. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At June 30, 2024 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 22

RELATED PARTY TRANSACTION

On April 19, 2024, the Company entered into a consulting agreement with MBSC Sponsor for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company’s Board of Directors who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the consulting agreement continues until the earlier of April 18, 2029, and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan, which vest in four quarterly instalments starting in the second quarter of 2024. The fair market value of the RSUs issued to MBSC Sponsor was $4.3 million. During the three and six months ended June 30, 2024, the Company recognized an expense of $1.9 million and issued 125,000 Common Shares upon vesting of the RSUs.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, the Company’s CEO and CFO, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements and interim financial statements for external purposes in accordance with IFRS Accounting Standards.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 23

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; Greenfire’s belief that the Company’s Tier-1 assets represent a structural cost advantage for Greenfire; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors; the Company’s expectation that average productivity of Refill wells with replaced downhole temperature sensor will increase to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed; the expected timing of receipt of regulatory approval for the second disposal well at the Demo Asset; expectations for enhanced water handling and operational flexibility provided by the second disposal well at the Demo Asset becoming operational; Greenfire’s intent to pair the Refill wells at the Demo Asset with an injector well in Q3 2024; Greenfire’s Updated 2024 Outlook, including anticipated production and the amount of capital expenditures at the Hangingstone Facilities; Greenfire’s intention to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of ECF; Greenfire’s expected benefits from the completion of TMX, including with respect to WCS differentials; Greenfire’s view that the Company is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset owing to sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, and the expectation that these attributes will support heighted free cash flow generation potential, particularly at higher commodity prices; future assessment of royalties at the Demo Asset; the Board of Directors’ intention to settle all awards under the Incentive Plan with Common Shares issued from treasury; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 24

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the potential for the completion of TMX to not result in improved pricing as expected; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire’s repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission.

INITIAL PRODUCTION RATES

References in this press release to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

OIL AND GAS TERMS

This MD&A uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca.

Greenfire Resources Ltd.	2024 Q2 Management’s Discussion and Analysis | 25

CORPORATE INFORMATION

Directors	Solicitors

Julian McIntyre (1)	Burnet, Duckworth, & Palmer LLP
Jonathan Klesch	2400, 525 – 8th Avenue SW
W. Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Carter Ledyard & Milburn LLP
41st Floor
(1) Chair of the Board of Directors	28 Liberty Street
(2) Chair of the Audit and Reserves Committee	New York, New York 10005
(3) Audit and Reserves Committee

Officers	Bankers

Robert Logan MPBE, P.Eng	Bank of Montreal
President, and Chief Executive Officer	595-8 Avenue SW
Calgary, Alberta, Canada
Tony Kraljic, CPA	T2P 1G1
Chief Financial Officer
Auditor
Jonathan Kanderka, P.Eng
Chief Operating Officer	Deloitte LLP
850 2nd Street SW
Kevin Millar C.E.T.	Calgary, Alberta, Canada
SVP Operations & Steam Chief	T2P 0R8

Albert MA P.Eng	Reserve Engineers
SVP Engineering
McDaniel & Associates Consultants Ltd.
Crystal Park P.Eng, MBA	2200, 255 – 5th Avenue SW
SVP Commercial	Calgary, Alberta, Canada
T2P 3G
Charles R. Kraus
Corporate Secretary

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX : GFR.TO

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